EXHIBIT 99.7

REPORT OF INDEPENDENT AUDITORS ON RECONCILIATION TO US GAAP

To the Shareholders of Fortuna Silver Mines Inc.

We have audited the consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”) as at December 31, 2010 and 2009 and for the years then ended and have issued our report thereon dated March 23, 2011.  We have also audited the consolidated financial statements of the Company as at December 31, 2009 and 2008 and for the years then ended and have issued our report thereon dated March 18, 2010.  The consolidated financial statements and our reports are contained in this Form 40-F.  Our audit also included the Reconciliation to United States Generally Accepted Accounting Principles (“US GAAP”) of the Company’s consolidated financial statements contained in this Form 40-F. This reconciliation is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such Reconciliation to US GAAP, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
September 13, 2011

Fortuna Silver Mines Inc.
December 31, 2010 and 2009

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  Material variation in accounting principles, practices and methods are used in preparing financial statements under United States Generally Accepted Accounting Principles (“US GAAP”).  The effects of the principal differences on the Company’s financial statements are quantified below and described in the accompanying notes.

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2010 and 2009 are as follows:

(in ‘000’s US dollars)

As at December 31	2010	2009
Total assets under Canadian GAAP	$243,183	$139,738
Mineral property adjustments:
Exploration expenditures (a)	(35,594)	(25,558)
Depletion adjustment (b)	2,211	1,499
Foreign currency adjustment (d)	91	(254)
Business combination expense (f)	(113)	(113)
Total assets under US GAAP	$209,778	$115,312

Total liabities under Canadian GAAP	$37,175	$27,181
Future income tax liability (e)	828	561
Total liabities under US GAAP	$38,003	$27,742
Shareholders’ equity under Canadian GAAP	$206,008	$112,557
Cumulative mineral property adjustment (a) (b)	(33,496)	(24,172)
Cumulative future income tax adjustment (d)	(828)	(561)
Cumulative adjustment to accumulated other comprehensive income (e)	174	(182)
Cumulative foreign currency adjustment (d)	(83)	(72)
Shareholders’ equity under US GAAP	$171,775	$87,570
Total liabilities and shareholders’ equity under US GAAP	$209,778	$115,312

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of income (loss) and comprehensive income (loss) as at December 31, 2010, 2009 and 2008 are as follows:

(in ‘000’s US dollars)

Years ended December 31	2010	2009	2008
Net income (loss) under Canadian GAAP	$12,955	$623	(910)
Exploration expenditures (a)	(10,245)	(5,882)	(5,015)
Depletion adjustment (b)	712	904	595
Business acquisition expense (f)	-	(113)	-
Foreign currency adjustment (d)	(11)	(27)	(40)
Non-controlling interest adjustment (f)	-	235	1,287
Future income tax adjustment (e)	(267)	(339)	(223)
Net income (loss) under US GAAP	$3,144	$(4,599)	$(4,306)

Other comprehensive income (loss) under Canadian GAAP	$7,944	$14,010	$(22,499)
Adjustment to reporting currency change (e)	356	446	(628)
Other comprehensive income under US GAAP	8,300	14,456	(23,127)
Comprehensive income (loss) under US GAAP	11,444	9,857	$(27,433)
Basic and diluted earnings (loss) per share under US GAAP	$0.03	$(0.05)	$(0.05)

Consolidated Statement of Cash Flows

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of cash flows as at December 31, 2010, 2009 and 2008 are as follows:

Years ended December 31	2010	2009	2008
Operating activities under Canadian GAAP	$21,109	$13,686	8,356
Reclassification of exploration expenditures (a)	(10,245)	(5,882)	(5,015)
Business acquisition expenses (f)	-	(113)	-
Operating activities under US GAAP	$10,864	$7,691	$3,341

Investing activities under Canadian GAAP	$(57,393)	$(16,979)	$(26,187)
Reclassification of exploration expenditures	10,245	5,882	5,015
Business acquisition expenses	-	113	-
Investing activities under US GAAP	$(47,148)	$(10,984)	$(21,172)

Financing activities under Canadian and US GAAP	$73,691	$49	$7,235

(a)	Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, the Company expenses exploration and development costs until proven and probable reserves are determined and substantially all required permits are obtained.  Mineral properties have been adjusted to remove costs that do not meet the criteria for capitalization under US GAAP.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

(b)	Depletion expense

Depletion expense under Canadian GAAP is higher than under US GAAP as a result of differences in the carrying amounts in mineral properties under Canadian GAAP and US GAAP described above.

(c)	Stock-based Compensation (expressed in ‘000’s US dollars)

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. Canadian GAAP allows for a policy choice and, the Company has adopted a policy to account for forfeitures as they occur. Management has evaluated their estimated forfeiture rate to be insignificant and as such, no adjustment has been made.

The weighted average remaining contractual term for the outstanding options as of December 31, 2010 was 6.4 years. The weighted average remaining contractual term for the exercisable options as of December 31, 2010 was 6.4 years.  Stock options vested or expected to vest as of December 31, 2010 was 4,551,000 with a weighted average exercise price of $1.51. The aggregate intrinsic value of options outstanding as of December 31, 2010 is $6,869, whereas the aggregate intrinsic value of options exercisable as of December 31, 2010 is $6,869.

At December 31, 2010, total unrecognized compensation cost related to non-vested stock options granted prior to that date was $nil.  The Company received cash from the exercise of stock options for the year ended December 31, 2010 was $1,004 (2009 - $281; 2008 - $37). Upon option exercise, the Company issues new shares of stock.

(d)	Foreign Currency

The unrealized gain on translation of functional currency to reporting currency, and the foreign exchange loss under Canadian GAAP is lower than under US GAAP as a result of differences in the carrying amounts of mineral properties under Canadian GAAP and US GAAP described above.

(e)	Income taxes

The income tax adjustments reflect the impact on income taxes of the US GAAP adjustments required in the reconciliation between Canadian and US GAAP.

Tax years subject to examination by jurisdiction are:

Canada	2003 - 2010
Mexico	2005 - 2010
Peru	2006 - 2010

(f)	Business Combinations (expressed in ‘000’s US dollars)

Effective January 1, 2009, the Company adopted ASC 805 – Business Combinations and ASC 810 – Non-controlling interests in Consolidated Financial Statements.

Under ASC 805, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” required under CICA Handbook section 1581.  The significant changes that result from applying the acquisition method of ASC 805 are: (1) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (2) the measurement date for equity interest issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (3) all future adjustments to income tax estimates are recorded as income tax expense or recovery; (4) acquisition-related costs of the acquirer, including investment  banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Canadian GAAP, these costs were capitalized as part of the business combination; (5) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Canadian GAAP, only the controlling interest’s portion was recorded at fair value; and (6) non-controlling interests are recorded at their share of fair value of net assets acquired, including their share of goodwill, whereas under Canadian GAAP, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under ASC 810, non-controlling interest are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition.  For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity.  In addition, ASC 810 changes the manner in which increases and decreases in ownership interests are accounted for.  Changes in ownership interests are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the entity.  Under ASC 810, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interest could have a negative carrying amount.

As a result of the Company adopting the above for US GAAP purposes, the Company’s accounting for its acquisition in Continuum under Canadian GAAP in 2009 needs to be adjusted.  The significant changes to this acquisition between Canadian GAAP and US GAAP are that all related acquisition costs are expensed, and that the acquisition is considered to be a business combination as opposed to an asset acquisition.  As the shares issued for the acquisition under Canadian GAAP were priced at the acquisition date, there is no adjustment required to the value assigned to the shares issued on acquisition.   The amount of acquisition costs that had been capitalized under Canadian GAAP that is expensed under US GAAP amounted to $113.

Prior to acquisition, the Company accounted for its interest in the San Jose property as a variable interest entity (“VIE”) with the Company as the primary beneficiary and recording a non-controlling interest equal to the 24% of the San Jose project owned by Continuum.  For periods prior to the acquisition in 2009 by the Company, the 24% non-controlling interest needs to be adjust to reflect the deferred exploration and development costs on the San Jose project that are expensed under US GAAP (see (a) above).

Additional disclosures
New accounting pronouncements

Fair value measurements and disclosures

In January 2010, FASB issued Accounting Standard Update (“ASU”) 2010-06 which introduced new requirements and clarified existing requirements for the disclosure of fair value measurements and related information, similar to existing guidance under Canadian GAAP, which the Company adopted in 2008.  The adoption of ASU 201-06 had no impact to the disclosures in the Company’s consolidated financial statements.

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased.  This guidance is applicable for interim and annual periods ending after June 15, 2009.  In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs.  The adoption of the above guidance did not have a material impact on the Company’s consolidated financial statements.

Disclosures about the credit quality of financing receivables and allowances for credit losses

In July 2010, the FASB issued ASU 2010-20 which improve the disclosures that an entity provides about the credit quality of its financing receivables and related allowance for credit losses.  The amendments in ASU 2010-20 are effective commencing with the Company’s year ended December 31, 2010.  The adoption of these amendments did not result in a material impact to the disclosures in the Company’s consolidated financial statements.

Pro-forma disclosures for business combinations

In December 2010, the FASB issued ASU 2010-29 which specify that when an entity that has entered into a business combination in the current year, presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The Company adopted the amendments in ASU 201-29.  As the business combination of Continuum occurred in 2009 and not 2010, no pro-forma disclosures are required.

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010.  Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of

an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s ASC was launched as the sole source of authoritative non-governmental US GAAP.  The ASC is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.  References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the ASC.

Subsequent events

In 2009, the Company adopted ASC 855, as amended on February 24, 2010, the FASB’s guidance on subsequent events which is applicable for interim and annual periods ending after June 15, 2009 on a prospective basis.  The guidance requires that the Company evaluate subsequent events through the date the financial statements are issued.  The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010.